United States securities and exchange commission logo





                           August 19, 2020

       Jimmy Wayne Anderson
       Principal Executive Officer
       Global Technologies, Ltd.
       510 1st Ave. N., Suite 901
       St. Petersburg, FL 33701

                                                        Re: Global
Technologies, Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed on August 10,
2020
                                                            File No. 000-25668

       Dear Mr. Anderson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2020 letter

       Amendment No. 2 to Form 10 filed August 10, 2020

       Controls and Procedures, page 28

   1. We note your revised disclosure in response to comment 3 but reissue in part. As previously requested,
please revise the second paragraph on page 28 to state that your conclusion for ICFR was
not effective as of March 31, 2020, June 30, 2019 and June 30,
                                                        2018 rather than not
sufficient.
 Jimmy Wayne Anderson
FirstName LastNameJimmy
Global Technologies, Ltd. Wayne Anderson
Comapany
August 19, NameGlobal
           2020        Technologies, Ltd.
August
Page 2 19, 2020 Page 2
FirstName LastName
Executive Compensation, page 32

2. We note that in response to prior comment 4, the company revised the disclosure on page
         33 to refer to compensation disclosure for the nine months ended March 31, 2020. Please update your compensation disclosure in the tables on pages 32 and 33 to include compensation disclosure for your most recently completed fiscal year. In this regard, we note you refer on page 34 to your fiscal year ended June 30, 2020.
3. We note your response to prior comment 5. Please tell us with specificity where the disclosure in the tables on page 32 and 33 includes the issuance of shares of Series K
         Super Voting Preferred Stock in August 2019 to your officer and director as consideration
         "for services provided as an officer and director of the Company" now mentioned on page
         33.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson, Staff Accountant, at 202-551-3346 or Jean Yu, Senior
Accountant, at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing